Exhibit 99.1

ZEGNA GROUP ANNOUNCES 2021 FISCAL YEAR PRELIMINARY REVENUES

Strong Overall Performance with 2021 Preliminary Revenues Exceeding Plan1

Group to Raise Expectation for Full-Year 2021 Adjusted EBIT Margin2

2022 Outlook Signals Continued Sales Growth & Further Improvement in Adjusted EBIT Margin2

2022 Collections to be Last Using Fur

•	Overall Group FY 2021 Preliminary Revenues Increased by 27% Year-over-Year[3] to €1,292 million

•	Revenues of Zegna branded Products Grew 33% to €847 million

•	Thom Browne Delivered Exceptional Revenue Growth of 47% to €263 million

•	Group Retail Revenues Grew by 39% to €851 million; Wholesale Revenues Grew by 14% to €438 million

•	Significant Growth in Both the U.S. and Greater China Region, with Increased Sales of 53% and 34%, Respectively

•	2021 Adjusted EBIT Margin[2] Expected at around 10%

•	2021 Preliminary Net Financial Indebtedness[2,4] Slightly Positive Thanks to Healthy Cash Generation Ahead of Plan[1]

•	2022 Outlook Ahead of Plan[1]: Low-teens Revenues Growth and Further Improvement to Adjusted EBIT Margin[2] vs. 2021

MILAN—(BUSINESS WIRE) — Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group” or “the Company”) today announced the Company’s unaudited Fiscal Year 2021 Preliminary Revenues.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, commented: “Our first financial release as a publicly listed company confirms that Zegna is a global leader in the luxury market. Our focus on excellence, innovation and the strong customer response to our luxury leisurewear, resulted in our preliminary full year revenues outpacing our previously disclosed Plan1. By focusing on our legacy brand– which is going through a major rebranding – and on the further strengthening our one-of-a-kind Made in Italy luxury textile platform coupled with the dynamic pace at which Thom Browne continues, we were able to deliver a strong financial performance in 2021. While we will continue to monitor world events and the COVID pandemic’s potential impacts on our business, we remain optimistic about our growth in 2022, with improved profitability”.

“Part of Zegna’s ethos since our founding in 1910 has been a belief that creating the highest quality products goes hand in hand with caring for the natural world around us,” Mr. Zegna continued. “Drawing upon these values, the Zegna Group has made the decision that 2022 collections will be the last using fur for both Zegna and Thom Browne.”

Highlights from Fiscal Year 2021 Preliminary Revenues

For its Fiscal Year 2021, the Zegna Group posted a 27%3 Year-over-Year increase in revenues, to €1,292 million. This strong performance was driven by a continued rebound of the Zegna segment, whose revenues increased 23% to €1,035 million, as well as the exceptional performance of the Thom Browne brand, which was up 47%, with revenues totalling €263 million. Zegna branded products, which include apparel, bags, shoes and leather goods, as well as licensed goods and royalties, posted revenues that were up 33% to €847 million driven in large part by the robust growth in two primary areas: Luxury Leisurewear and Shoes. Thom Browne’s impressive performance was due to growth in every channel, geography and product line in both Men’s and Women’s categories. The Group’s textile revenues also saw a double-digit percentage increase to €102 million. The 9% decline in Strategic Alliances Year-over-Year to €75 million reflected a post-COVID adjustment phase in the B2B business.

[1]

The Zegna Group’s Plan was published at the time of the announcement of the business combination between the Company and Investindustrial Acquisition Corp. (“IIAC”). The Group’s Plan was also disclosed in the Company’s registration statement on Form F-4 filed with the SEC (File No. 333-259139), under “Certain Unaudited Zegna Prospective Financial Information,” the investor presentations made available by the Company and IIAC on July 19, 2021, and on September 21, 2021, and the presentation made available to financial analysts on November 23, 2021.

[2]

Adjusted EBIT Margin and Net Financial Indebtedness are non-IFRS financial measures. See the Non-IFRS Financial Measures section on page 3 of this communication for the definitions of Adjusted EBIT Margin and Net Financial Indebtedness.

[3]	All growth rates are Year-over-Year and are expressed at actual foreign exchange rates.
[4]	Preliminary Net Financial Indebtedness before impact resulting from the business combination between the Company and IIAC.

The Group’s overall revenues showed strong growth across all geographies, with North American revenues increasing 46% to €191 million, due in large part to a very strong performance in the United States, where revenues were up 53% Year-over-Year. The Group saw similarly strong sales in APAC, with an increase of 26% to €696 million, with the Greater China Region5 continuing a two-year growth trend, up 34% since 2020 and 28% since 2019. Revenues in Japan and the remaining parts of APAC continued to be negatively affected by COVID-19 restrictions. EMEA saw a 20% uptick in sales, growing to €380 million, driven by a rebound in Italy’s sales to above 2019 levels and by the outstanding performance of the UAE, particularly in retail.

Retail sales growth was 39% Year-over-Year, and wholesale sales also grew at +14% Year-over-Year.

The Zegna brand retail revenues increase – up 35% to €713 million – was driven by a strong recovery across geographies, especially North America. Strong retail performance was also evident in both EMEA and APAC, the latter thanks to the high-double digit performance of the Greater China Region, which is showing sales well ahead of 2019 levels. The Group wholesale revenues were also up during the period, with Zegna branded products increasing 24% to €134 million, thanks to the strong performance of North America and APAC, and Thom Browne by 32% to €125 million thanks mainly to EMEA and APAC. Thom Browne’s strong momentum led to 127% revenue growth in the retail channel when compared to 2019, significantly exceeding store footprint expansion. At the same time, Zegna brand growth was strong despite a refocusing of the monobrand store footprint since 2019, indicative of a positive response to the brand re-set strategy. Notably, retail outperformed wholesale for both brands, reflecting our strategic focus on brand equity and an increasingly selective approach to wholesale distribution. Group retail sales represented a 66% incidence of total revenues in 2021, up from 60% in 2020 and 61% in 2019.

Outlook

The Group expects to report a 2021 Adjusted EBIT Margin of around 10%. For the definition of Adjusted EBIT Margin see the Non-IFRS Financial Measures section on page 3 of this communication. It is not practicable to reconcile this non-IFRS measure, to the comparable IFRS measure as a number of reconciling financial items have not yet been assessed and quantified by the Company, as it remains in the process of preparing its IFRS financial statements for 2021

For 2022, barring any deterioration due to the pandemic or any other unforeseen event, the Group is forecasting revenue growth in the low-teens and further improvement to its adjusted EBIT margin. This puts the Group ahead of its previously disclosed Plan1, which was released in the investor presentations made available by the Company and IIAC on July 19, 2021 and on September 21, 2021 and the presentation made available to financial analysts on November 23, 2021.

The information contained in any documents hyperlinked to this communication or otherwise referred to in this communication shall not be considered a part of or incorporated by reference into this communication.

Conference Call

As previously announced, at 8:30 a.m. ET (2:30 p.m. CET), the Company plans to host a webcast and conference call. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com. To participate in the call, please dial:

United States (Toll Free): +1 (844) 200-6205

United States (Local): +1 (646) 904-5544

Italy (Local): +39 069 450 0327

United Kingdom (Toll Free): +44 808 189 6484

United Kingdom (Local): +44 208 0682 558

All Other Locations: +1 (929) 526-1599

Access Code: 170714

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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[5]	For Zegna’s reporting purposes, the “Greater China Region” includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan.

Non-IFRS Financial Measures

Zegna Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including Adjusted EBIT Margin and Net Financial Indebtedness. Zegna Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna Group’s performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which Zegna Group operates, the financial measures that Zegna Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), result from investment accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of ongoing operational activities. Adjusted EBIT Margin is defined as adjusted EBIT divided by revenues.

Net Financial Indebtedness

Net Financial Indebtedness is defined as the sum of financial borrowings (current and non-current), derivative financial instruments and bonds, loans and certain other financial liabilities (recorded within other current and non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and other current financial assets.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through over 500 stores in 80 countries around the world, of which 297 are directly operated by the Group as of December 31, 2021 (245 Zegna stores and 52 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

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Contacts

Investor Relations

Francesca Di Pasquantonio

francesca.dipasquantonio@zegna.com

+39 335 5837669

Media

Ermenegildo Zegna Group

Domenico Galluccio

domenico.galluccio@zegna.com

+39 335 538 7288

Brunswick Group

Brendan Riley / Lidia Fornasiero / Marie Jensen

briley@brunswickgroup.com / lfornasiero@brunswickgroup.com / mjensen@brunswickgroup.com

+1 (917) 755-1454 / +39 335 718 7205 / +33 (0) 6 49 09 39 54

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Forward Looking Statements

This communication, including the section “Outlook”, contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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FY 2021 Preliminary Group Revenues: Breakdown by Segment

(Euro thousands in Actual FX)	2021A	2020A	2019A	Δ%vs2020A	Δ%vs2019A
	PRELIMINARY
Revenues	1,292,402	1,014,733	1,321,327	+27%	(2%)

— Zegna segment	1,035,175	843,318	1,165,911	+23%	(11%)
— Thom Browne segment	264,066	179,794	161,200	+47%	+64%
— Eliminations	(6,839)	(8 ,379)	(5,784)	n.s.	n.s.

Note: 2021A Preliminary revenues are unaudited. The audit will be finalized at time of 2021 Financials approval. Zegna Segment includes Zegna branded products, Strategic Alliances, Textile, Agnona and Other.

FY 2021 Preliminary Group Revenues: Breakdown by Geography

(Euro thousands in Act ual FX)	2021A	2020A	2019A	Δ%vs2020A	Δ%vs2019A
	PRELIMINARY
Revenues	1,292,402	1,014,733	1,321,327	+27%	(2%)

EMEA [1]	380 ,325	315,879	431,384	+20%	(12%)
- of which Italy	158,722	121,202	140,676	+31%	+13%
- of which UK	37,682	32,985	58,012	+14%	(35%)
North America [2]	191,283	131,049	233,327	+46%	(18%)
- of which United States	176,0 59	114,818	205,744	+53%	(14%)
Lat in America [3]	19,971	12,915	25,404	+55%	(21%)
APAC [4]	696,344	551,650	626,059	+26%	+11%
- of which Greater China Region [5]	588,876	438,193	458,294	+34%	+28%
- of which Japan	55,479	61,523	90,240	(10%)	(39%)
Other [6]	4,479	3,240	5,153	+38%	(13%)

1.

EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern European countries and Scandinavian countries not belonging to the EU, Russia, former Soviet Republics, Turkey, Middle Eastern countries and Africa.

2.	North America includes the United States of America and Canada.
3.	Latin America includes Mexico, Brazil and other Central and South American countries.
4.	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
5.	For Zegna’s reporting purposes the Greater China Region includes the Chinese mainland, Hong Kong S.A.R., Macau S.A.R. and Taiwan
6.	Other revenues mainly include royalties and certain sales of old season products.

Note: Revenues are after eliminations. 2021A Preliminary revenues are unaudited. The audit will be finalized at time of 2021 Financials approval.

FY 2021 Preliminary Group Revenues: Breakdown by Product Line

(Euro thousands in Actual FX)		2021A	2020A	2019A	Δ%vs2020A	Δ%vs2019A
		PRELIMINARY
Revenues		1,292,402	1,014,733	1,321,327	+27%	(2%)

—	Zegna branded products [1]	847,311	636,478	919,545	+33%	(8%)
—	Thom Browne	263,397	179,490	160,595	+47%	+64%
—	Textile	102,244	87,615	108,513	+17%	(6%)
—	Strategic Alliances	74,957	82,273	91,720	(9%)	(18%)
—	Agnona	1,191	12,389	17,691	(90%)	(93%)
—	Other	3,302	16 ,488	23,263	(80%)	(86%)

1.	Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Note: Revenues are after eliminations. 2021A Preliminary revenues are unaudited. The audit will be finalized at time of 2021 Financials approval.

FY 2021 Preliminary Group Revenues: Breakdown by Channel

(Euro thousands in Actual FX)	2 0 2 1A P R ELIM IN A R Y	% on revenues	2020A	% on revenues	2 0 19 A	% on revenues	Δ% vs 2020 A	Δ% vs 2019 A
Revenues	1,292,402	100%	1,014,733	100%	1,321,327	100%	+27%	(2%)

— DTC Zegna branded products [1]	712,862		527,972		743,012		+35%	(4%)
— DTC Thom Browne	138,567		85,268		61,045		+63%	+127%
Total Direct to Consumer (DTC)	851,429	66%	613,240	60%	804,057	61%	+39%	+6%
— Wholesale Zegna branded products [1]	134,449		108,506		176,533		+24%	(24%)
— Wholesale Thom Browne	124,830		94,222		99 ,550		+32%	+25%
— Wholesale Strategic Alliances and Textile	177,201		169,888		200,233		+4%	(12%)
— Wholesale Agnona	1,191		12,389		17,691		(9 0%)	(93%)
Total Wholesale	437,671	34%	385,005	38%	494,007	37%	+14%	(11%)
Other	3,302	0%	16,488	2%	23,263	2%	(80%)	(86%)

1. Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.

Note: Revenues are after eliminations. 2021A Preliminary revenues are unaudited. The audit will be finalized at time of 2021 Financials approval.